# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Founder Group Ltd, CIK 0001989930
CUSIP: G3662E121
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: No. 17, Jalan Astana 1D, Bandar Bukit Raja 41050 Klang, Selangor Darul Ehsan, Malaysia (N8), 41050
Date of event which requires filing of this statement: 06/11/2026
Filed by CIK 0002143461
Persons authorized to receive notices and communications: Thien Chiet Chai, 63, Casaman No. 2, Changkat Intisari, Desa Park City, Kuala Lumpur, Malaysia (N8), 52200, 60 12-889 9969

## Reporting persons
- Thien Chiet Chai (CIK 0002143461): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: personal funds (PF), other (OO); sole voting power 825,980; shared voting power 0; sole dispositive power 825,980; shared dispositive power 0; aggregate amount beneficially owned 825,980 (2.38% of the class)
  Comment: Represents 41,299 class B shares (the "Class B Shares") of Founder Group Ltd (the "Issuer"), which were owned directly and beneficially by the Reporting Person. Class B Shares are convertible at any time by the holder thereof into Class A Shares on a one-for-one basis. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to twenty votes per share on all matters submitted to holders for vote.
  
  The percentage of the Reporting Person's beneficial ownership in class are based on the assumption that all Class B Shares are converted into Class A Shares. The total number of shares on such as-converted basis is 1,731,736, according to information provided by the Issuer.
- Reservoir Link Energy Bhd (CIK 0002102425): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: other (OO); sole voting power 456,500; shared voting power 0; sole dispositive power 456,500; shared dispositive power 0; aggregate amount beneficially owned 456,500 (4.42% of the class)
  Comment: Represents 56,500 class A shares (the "Class A Shares") of Founder Group Ltd (the "Issuer") and 20,000 class B shares (the "Class B Shares") of Founder Group Ltd (the "Issuer"), which were owned directly and beneficially by the Reporting Person. Class B Shares are convertible at any time by the holder thereof into Class A Shares on a one-for-one basis. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to twenty votes per share on all matters submitted to holders for vote.
  
  The percentage of the Reporting Person's beneficial ownership in class are based on the assumption that all Class B Shares are converted into Class A Shares. The total number of shares on such as-converted basis is 1,731,736, according to information provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Shares
Name of issuer: Founder Group Ltd
Address of issuer's principal executive offices: No. 17, Jalan Astana 1D, Bandar Bukit Raja 41050 Klang, Selangor Darul Ehsan, Malaysia (N8), 41050
Comment: This statement of beneficial ownership on Schedule 13D (this "Schedule 13D") relates to the Class A shares of Founder Group Ltd (the "Issuer"). The Class A shares of the Issuer are listed on the Nasdaq Capital Market under the symbol "FGL."

## Item 2. Identity and Background
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Thien Chiet Chai
(ii) Reservoir Link Energy Bhd
Residence or business address: The business address of the No. 17, Jalan Astana 1D, Bandar Bukit Raja 41050 Klang, Selangor Darul Ehsan, Malaysia.
Present principal occupation or employment: Thien Chiet Chai is the non-executive director of the Issuer and an executive director of Reservoir Link Energy Bhd.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See responses to Item 6 on each cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On February 10, 2026, the Company implemented a 100-for-1 reverse share split, upon completion of which Reservoir Link Energy Bhd held 56,500 Class A shares and 20,000 Class B shares and Thien Chiet Chai held 21,299 Class B shares.

On June 11, 2026, Thien Chiet Chai received grant of 20,000 Class B shares by the Issuer as bonus payments for successful procurement of contracts relating to engineering, procurement, construction and commissioning of multiple large scale solar photovoltaic plant in Malaysia.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 above is incorporated into this Item 4 by reference.

Except as set forth in this Schedule 13D, the Reporting Persons currently have no present plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, and from time to time, review, reconsider and change his position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows 11 and 13, including the footnotes thereto, of the cover page of this Schedule 13D are hereby incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to Rows 7, 8, 9 and 10, including the footnotes thereto, of the cover page of this Schedule 13D are hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Issuer's Class A shares during the sixty days prior to the date of filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as forth in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares beneficially owned by the Reporting Persons as reported in this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Thien Chiet Chai: /s/ Thien Chiet Chai, Thien Chiet Chai (07/20/2026)
- Reservoir Link Energy Bhd: /s/ Thien Chiet Chai, Thien Chiet Chai/Executive Deputy Chairman (07/20/2026)